Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011	Q1 2012
Earnings:
Loss from operations before provision for income taxes and adjustment for non-controlling interests in consolidated subsidiaries or loss from equity investees	(30,896)	(80,156)	(86,311)	(151,064)	(255,598)	(124,209)
Add:
Fixed charges	1,025	1,653	2,658	3,121	8,896	2,721
Total Earnings	(29,871)	(78,503)	(83,653)	(147,943)	(246,702)	(121,488)
Fixed Charges:
Interest expensed (a)	716	812	1,206	1,430	7,357	2,196
Estimate of interest expense within rental expense (b)	309	841	1,452	1,691	1,539	525
Total Fixed Charges	1,025	1,653	2,658	3,121	8,896	2,721
Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a
Deficiency of Earnings Available to Cover Fixed Charges	(30,896)	(80,156)	(86,311)	(151,064)	(255,598)	(124,209)
Deficiency of Earnings Available to Cover Fixed Charges and Preferred Stock Dividends (c)	(30,896)	(80,156)	(86,311)	(151,064)	(255,598)	(124,209)

(a)   Interest expense also includes amortization of deferred financing costs and amounts related to our capital leases.

(b)   Estimate of interest expense within rental expense includes one-third of rental expense, which approximates the interest component of operating leases.

(c)   As of the date of this prospectus, no shares of any series of our preferred stock were outstanding.  In January 2006, the Company issued 1.5 million shares of Series B-1 in connection with the acquisition of T/J Technologies, Inc.  On September 29, 2009, in conjunction with the closing of the Company’s IPO, all of the Company’s outstanding share of convertible preferred stock automatically converted on a one-for-one basis, into shares of common stock.  Series B-1 stockholders were entitled to receive dividends, when and if declared by the Board of Directors.  Since inception, through the closing date of the Company’s IPO, no dividends were declared.